UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 or 15(d)-16 of the Securities Exchange Act of 1934

For the Month of: December 2014

Commission File Number: 001-36136

CBD Energy Limited
(Administrators Appointed)
(Exact name of registrant as specified in its charter)

Suite 2-Level 2
53 Cross Street
Double Bay, Sydney, NSW 2028
AUSTRALIA
(Address of principal executive offices)

N/A
(Former name or former address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.
Form 20-F ☒                        Form 40-F ☐

☐	Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

☐	Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Resignation of Registered Independent Public Accounting Firm

Effective November 10, 2014, PricewaterhouseCoopers (“PwC”), the registered independent public accounting firm for CBD Energy Limited (Administrators Appointed) (the “Company”), resigned from its role as auditor of the Company’s financial statements in connection with the Company’s US legal and regulatory requirements, having concluded that it is not independent of CBD under applicable PCAOB rules due to non-payment of its professional fees by the Company.

In its resignation letter, PwC noted that it did not presently have any disagreement with the Company on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, recognizing, however, that the Company continues to review certain accounting and governance issues (the “Investigation”), described both in the Company’s October 24, 2014 Report of Foreign Private Issuer on Form 6-K (the “October 6-K”) and in PwC’s contemporaneous communications to the Company’s Board of Directors (the “Board”). These communications expressed concerns about the adequacy of the Company’s remedial response to, among other matters, necessary enhancements to internal controls, books and records, and governance.  Specifically, in its resignation letter, PwC stated that “the adequacy of the Company’s review of, and response to, these issues has not yet been resolved to our satisfaction and we are not in a position to predict whether the Company’s remedial responses would have been resolved to our satisfaction.” PwC also advised the Company that:

–	had it not resigned before completion of its audit of the Company’s financial statements for its 2014 fiscal year, it would have needed to significantly expand the scope of its audit; and

–
the results from PwC’s significantly expanded audit scope, together with results of the Investigation, may have prevented it from rendering an unqualified audit report and/or being able to rely on management’s representations or be associated with the Company’s financial statements.

In light of PwC’s resignation and the Company’s disclosure in its October 6-K that its previously issued audited financial statements for the fiscal years 2012 and 2013 and its unaudited interim financial statements as of and for the six months ended December 31, 2013 should no longer be relied upon, the Company is evaluating alternatives for reissuing historical financial statements and finalizing its audit of financial statements for its 2014 fiscal year as soon as practicable.  Notwithstanding the Company’s intentions, there is no assurance that the Company will be able to bring its periodic financial statement reporting into compliance with the requirements of the U.S. Securities and Exchange Commission (“SEC”) or with the listing rules of the Nasdaq Stock Market (“NASDAQ”) and if it is not able to do so, the Company will not be able to maintain its standing as a Registrant under applicable SEC regulations. The resignation of the Company’s auditors, the restatement of audited financial statements for the fiscal years 2012 and 2013, and the adjustments (if warranted) to the unaudited interim financial statements as of and for the six months ended December 31, 2013 are being considered by the Administrator (as defined below) as part of any potential restructuring process and importantly, the restatement process will only be progressed in circumstances where a viable restructuring proposal can be formulated.

On November 25, 2014, we furnished PwC with a copy of this portion of this Report of Foreign Private Issuer on Form 6-K (the “Report”), providing PwC with the opportunity to inform the Company whether it agrees with the statements made by us herein with regards to PwC. On November 26, 2014, PwC informed the Company that it concurs with the statements made by us herein with regards to PwC.

Halting of Trading by NASDAQ

On November 13, 2014, NASDAQ halted trading in the shares of the Company at a last price of $0.90 pending receipt of additional information requested by NASDAQ.

Voluntary Appointment of Administrators

On November 14, 2014, by unanimous resolution of those members of its Board permitted to consider the matter and to vote, namely, Mr. William Morro and Mr. Carlo Botto, it was determined that the Company and three of its Australian subsidiaries (i) were insolvent or likely to become insolvent in the future (ii) should be placed into voluntary administration (“VA”) under the Australian Corporations Act 2001 (the “Act”), and (iii) appoint Said Jahani and Trevor Pogroske from Grant Thornton as joint and several administrators (referred to hereinafter in the singular as “Administrator”) pursuant to section 436A of the Act.  The three Australian subsidiaries of the Company that entered VA were CBD Solar Labs Pty (Administrators Appointed), Westinghouse Solar Pty Ltd (Administrators Appointed) and Ltd and KI Solar Pty Ltd (Administrators Appointed), which, together with the Company are referred to as the VA Companies. As a result of the Administrator’s appointment, the powers of the directors of the VA Companies are suspended and the Administrator takes control of the affairs of the companies subject to the appointment. The Company’s other subsidiaries will continue to operate outside the VA process, although these subsidiaries are owned by the ultimate parent company, CBD Energy Limited, which is in VA.

The Company and Westinghouse Solar Pty Ltd (Administrators Appointed) intend to explore opportunities to reorganize the affairs of the Company as well as Westinghouse Solar Pty Ltd (Administrators Appointed) through a deed of company arrangement under Australian Corporations Law (the “Reorganization Plan”), but the intended outcome of the VA process for CBD Solar Labs Pty Ltd (Administrators Appointed) and KI Solar Pty Ltd (Administrators Appointed) had not yet been determined as of the date of this Report.  Although there can be no assurance that a Reorganization Plan for the Company and Westinghouse Solar Pty Ltd (Administrators Appointed) will be feasible, the Administrator’s intent is to present such a plan during December 2014, although unforeseen circumstances may cause delays.  Should a Reorganization Plan be formulated, it will be submitted to creditors for approval at a meeting to be held no later than 19 December 2014.The approval of any Reorganization Plan requires the affirmative vote of the holders of creditor claims representing more than 50% of such claims in amount and number who are present at the meeting in person or by proxy.  There can be no assurance that the requisite approvals for a Reorganization Plan can be obtained.

In anticipation of placing the Company and Westinghouse Solar Pty Ltd (Administrators Appointed) into VA, those companies entered into a financing arrangement with the Company’s secured creditor, Wind Farm Financing Pty Ltd (“WFF”), to provide advances of funds to permit continued operations during the VA (trading) and to partially pay employee wages and other entitlements related thereto. A separate financing agreement was negotiated between WFF and the Company’s subsidiary, Green Earth Developers LLC (“GED”), which is operating outside the VA process and requires additional working capital during the pendency of the Company’s VA.  It should be noted that the Administrator is not a party to the negotiations in respect of companies which are not subject to the Administrator’s appointment. Accordingly, the directors of those entities are conducting the affairs of those companies.  A summary of the foregoing financing arrangements with the Company and its subsidiaries is provided below under the heading “Entry Into A Material Definitive Agreement”.

Separately, Joseph Scarcella, insolvency and restructuring Partner at Ashurst – Australia, has been retained in relation to the administration and to assist in negotiating and preparing any potential restructure and other matters that may arise.

Initiatives Related To The Reorganization Plan

In furtherance of the formulation of a Reorganization Plan, the Administrator is exploring strategic alternatives for the recapitalization or sale of some or all of the Company’s businesses and is preparing a confidential information memorandum and non-disclosure agreement to be circulated to parties interested in acquiring or restructuring the Company’s assets and controlled subsidiaries.  Mr. Jeffrey Marsden of Grant Thornton (Telephone: +61 2 8297 2584; E-mail: jeffrey.marsden@au.gt.com) is the Administrator’s point of contact in connection with inquiries related to the Reorganization Planning process. Shareholders are requested to forward any queries to cbdenquiries@au.gt.com.

Departure Of Directors; Appointment Of Directors; Appointment And Change In Status Of Certain Officers

Effective November 12, Jeffery Tischler resigned as the Company’s Chief Financial Officer.  His duties and title were assumed, on an interim basis, by Mr. Richard Pillinger who currently also heads the Company’s operating businesses in Australia and the UK, serves as Corporate Secretary and was the Company’s CFO until Mr. Tischler’s appointment as CFO on October 4, 2014. There was no disagreement between Mr. Tischler and the Company or its Board at the time of his resignation.

As of November 14, 2014, Mr. Gerard McGowan was: suspended as the Company’s Managing Director pursuant to Article 18 of the Company’s Constitution; removed as a director of all Company subsidiaries where the applicable constitutional authority permitted such action; and the Administrator terminated the Contractor Agreement entered into as of May 1, 2014 between the Company, TRW Holdings Pty Ltd (“TRW”) and Mr. McGowan pursuant to which TRW contracted to procure Mr. McGowan’s services as Chief Executive Officer of the Company.  Under Australian Corporations Law, during the pendency of the VA, the Administrator is empowered to exercise executive authority over the affairs of the Company that supersede the authority of the Board to direct the Company’s business.

The Company’s subsidiaries not subject to VA are continuing to operate under the authority of their respective Boards of Directors in accordance with their respective Constitutions or analogous governance documents.  These include Parmac Air Conditioning and Mechanical Services Pty Ltd (Australia), Westinghouse Solar Inc. (USA), Green Earth Developers LLC (USA), Westinghouse Solar Ltd (UK).  As of November 14, 2014, the  Board of Directors of each of the Company’s principal operating subsidiaries in the US, UK and Australia was comprised of Mr. Morro, Mr. Botto and Mr. Pillinger. Mr. Morro has been designated as Chairman of Board of these operating entities.

Entry Into Material Definitive Agreements

Prior to the commencement of the VA, the Company and Westinghouse Solar Pty Ltd (Administrators Appointed) entered into an amendment (the “Amendment”) to the existing finance and security arrangements (“Credit Agreements”) with WFF, pursuant to which WFF made additional advances totaling A$400,000 under the Credit Agreements.  A$240,000 was advanced to the trust account of Grant Thornton, Sydney (the “Trust Account”), for the sole and exclusive purpose of enabling the companies to pay Employee Entitlements (as defined in the Amendment), of which A$216,603.02 was agreed to be used immediately to partially pay outstanding Employee Entitlements owed by the Companies.  This advance was made by WFF in accordance with c.560 of the Act. Any surplus of advanced amounts is available for payment by the Companies of future Employee Entitlements.  In addition, A$160,000 was advanced by WFF to the Trust Account for purposes of funding the trading expenses of the VA Companies.  The foregoing summary description is qualified in its entirety by the copy of the Amendment filed with this Report as Exhibit 10.1 hereto.

On November 19, 2014, the Company’s subsidiary, GED, entered into a Loan and Security Agreement with WFF pursuant to which it agreed to lend GED up to $360,000 (the “GED Loan”).  The GED Loan bears interest at a rate of 6% per annum and is payable on demand.  All of GED’s obligations under the GED Loan are secured by a first lien on the assets of GED. The foregoing summary description is qualified in its entirety by the copy of the GED Loan filed with this Report as Exhibit 10.2 hereto.

Notice of Delisting Sent by NASDAQ

On November 25, 2014, the Company received a letter from NASDAQ’s Listing Qualifications Department stating that, in light of the commencement of the VA, unless the Company requests an appeal of the determination described in the letter, trading of the Company’s common stock will be suspended at the opening of business on Thursday December 4, 2014, and a Form 25-NSE will be filed by NASDAQ with the SEC which will remove the Company’s securities from listing and registration on NASDAQ.

This determination was based on public interest concerns raised by the:

1)	uncertainties regarding the viability and ongoing operational and financial status of the Company in light of the appointment of the Administrator;

2)	likelihood that existing security holders will have little or no equity interest in the Company upon conclusion of the Administrator’s work;

3)
fact that, under Australian law, the Administrator is not required to report to shareholders on the progress or outcome of the VA and that shareholders do not have any opportunity to vote on matters under the purview of the Administrator, including management of the Company and disposition of assets; and

4)	Company’s ability to sustain compliance with all requirements for continued listing on NASDAQ.

The continued listing criterion which the Company does not meet is NASDAQ Listing Rule 5250(c)(1) – the obligation to timely file periodic financial reports with the SEC. As a Foreign Private Issuer, the Company is required to file an Annual Report on Form 20-F with the SEC within four months of the end of our fiscal year. As our 2014 fiscal year ended on June 30, 2014 and we have not yet filed our Form 20-F, we have been in violation of this requirement since November 1, 2014.

The Company appealed the delisting determination by filing a hearing request prior to December 1, 2014 at 4 PM Eastern Time in the United States. Under NASDAQ’s rules and procedures, a hearing request stays the suspension of the Company’s securities and the filing of the Form 25-NSE pending the Hearing Panel’s decision. As of the date of this Report, the hearing is scheduled for January 8, 2015.

Transfer of Shares in the Company Void during Voluntary Administration

Under section 437F of the Act, a transfer of shares in a company that is made during the administration of the company is void except if the administrator consents to the transfer or a court makes an order authorizing the transfer.

The administrator may only give consent to the transfer if they are satisfied that the transfer is in the best interests of the company’s creditors as a whole.  If the administrator refuses to provide consent, there is an ability to appeal to the Australian Courts with Act jurisdiction, which is able to authorize the transfer if the Court is satisfied that it is in the best interests of the company's creditors as a whole.

The trading of the Company's securities on NASDAQ involve a transfer of shares in the Company (in respect of each trade) for which the Administrator’s consent will be required (in the absence of a Court order).

In the circumstances, the Administrator is presently unable to provide its consent to the transfer of any shares in the Company, having regard to matters including that:

(a)           on the basis of its preliminary investigations (which remain ongoing) the value of the Company's shares is unclear (and may at this time be worthless); and

(b)           its consent would be required in respect of each individual trade involving the shares in the Company in respect of which it will not have any evidence or material to form the view if the transfer is truly in the best interests of the Company.

Given the above, the Administrator cannot consent to any on market transfer of the Company's securities on NASDAQ.

Accordingly, any further trading in the securities of the Company during the period of its administration will not be recognized by the Company as an effective transfer and all market participants are hereby warned not to trade in those securities given the impact of Australian Law.

For the above reasons, the Administrator has requested that NASDAQ suspend trading in the shares of the Company during the period of the administration and while the Company is, as discussed above, appealing the delisting determination. NASDAQ has not yet provided the Company with its decision as whether NASDAQ will agree to the Administrator’s request.

Forward-Looking Statements

This Report contains forward-looking statements that involve risks and uncertainties. In some cases, forward-looking statements can be identified by words such as “anticipates,” “expects,” “believes,” “plans,” “predicts,” and similar terms. Risks, uncertainties and assumptions that could affect the Company’s forward-looking statements include, among other things, completion of the restatements described above. Other risks and uncertainties include, but are not limited to, those discussed under the heading “Risk Factors” in the Company’s Prospectus that was declared effective on June 12, 2014. Unless required by law, the Company expressly disclaims any obligation to update publicly any forward-looking statements, whether as result of new information, future events or otherwise.

Press Releases

On November 13, 2014, NASDAQ issued a press release announcing the halting of trading in the Company’s shares, a copy of which is attached as Exhibit 99.1 to this Report.

On November 13, 2014, the Company issued a press release related to the voluntary appointment of an administrator, plans for operating subsidiary businesses outside of administration, and the resignation of its independent registered public accounting firm, a copy of which is attached as Exhibit 99.2 to this Report.

The information contained in the press releases attached as Exhibits hereto are being furnished to the Commission and shall not be deemed incorporated by reference into any of the Registrant’s registration statements or other filings with the Commission.

Exhibit Table

10.1	Amendment to Credit Agreements dated November 13, 2014, by and among Wind Farm Financing Pty Ltd, Westinghouse Solar Pty Ltd, and the Company.

10.2	Loan and Security Agreement between Wind Farm Financing Pty Ltd and Green Earth Developers LLC dated November 19, 2014.

99.1	Press Release issued by NASDAQ dated November 13, 2014, announcing the halting of trading in the Company’s shares.

99.2
Press Release issued by CBD Energy Limited dated November 13, 2014, announcing the voluntary appointment of administrator, plans for operating subsidiary businesses outside of administration, and the resignation of its independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CBD Energy Limited
(Administrators Appointed)

2 December 2014	By:	/s/ Said Jahani
Said Jahani Joint & Several Voluntary Administrator